SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

5 May, 2010

Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-FXForm 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YesNoX

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82- N/A

This Report on Form 6-K contains a report of the fourth quarter 2009 results of Statoil ASA, entitled "Stronger results in volatile markets"

STRONGER RESULTS IN VOLATILE MARKETS
   OPERATIONAL REVIEW
   FINANCIAL REVIEW
   OUTLOOK
   RISK UPDATE
   HEALTH, SAFETY AND THE ENVIRONMENT (HSE)
   E&P NORWAY
   INTERNATIONAL E&P
   NATURAL GAS
   MANUFACTURING & MARKETING
   LIQUIDITY AND CAPITAL RESOURCES
   USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
      Reconciliation of adjusted earnings to net operating income
      Reconciliation of adjusted earnings after tax to net income
   END NOTES
   FORWARD-LOOKING STATEMENTS

FINANCIAL STATEMENTS
   1 ORGANISATION AND BASIS OF PREPARATION
   2 SEGMENTS
   3 FINANCIAL ITEMS
   4 INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT
   5 PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

SIGNATURES

Stronger results in volatile markets

First quarter Operating and Financial Review

Statoil's first quarter 2010 net operating income was NOK 39.6 billion, an 11% increase compared to NOK 35.5 billion in the first quarter of 2009. The quarterly result was mainly affected by a 48% increase in liquids prices measured in NOK and a 35% decrease in gas prices.

Adjusted earnings in the first quarter of 2010 were NOK 38.9 billion. The 8% increase in adjusted earnings from first quarter 2009 to first quarter 2010 was primarily caused by the increase in prices for liquids and was only partly offset by reduced gas prices, lower entitlement volumes and lower results from oil trading.

Net income in the first quarter of 2010 was NOK 11.1 billion, compared to NOK 4.0 billion in the first quarter of 2009. The 181% increase was mainly due to higher net operating income in International Exploration and Production, reduced losses on net financial items and a lower tax rate.

Adjusted earnings after tax were NOK 12.1 billion in the first quarter of 2010. Adjusted earnings after tax exclude the effect of tax on net financial items and represent an effective adjusted tax rate of 69% in the first quarter of 2010.

"I am pleased with the results in the first quarter. Our equity production has been high and oil prices have been rising. Despite weaknesses in the gas market our Natural Gas business has delivered solid results, as a consequence of high offtake from our customers and good trading performance," says Statoil's chief executive Helge Lund.

"Project activity is maintained at a high level. In the first quarter we have sanctioned six new projects. Among them are important field developments like Gudrun and Marulk on the Norwegian Continental Shelf and the Chirag Oil Project in Azerbaijan. These projects are underpinning our long term growth ambitions," says Lund.

	First quarter			Full year
	2010	2009	Change	2009

Net operating income (NOK billion)	39.6	35.5	11%	121.6
Adjusted earnings (NOK billion)	38.9	36.0	8%	130.7
Net income (NOK billion)	11.1	4.0	>100%	17.7
Earnings per share (NOK)	3.49	1.15	>100%	5.75
Average liquids price (NOK/bbl) [3]	434	294	48%	364
Average gas prices (NOK/scm)	1.64	2.54	(35%)	1.90
Total equity liquids and gas production (mboe per day)	2,102	2,074	1%	1962

Highlights since fourth quarter 2009:

  Equity production is up 1% from first quarter 2009 to 2,102 mboe per day. Entitlement production is down 1% to 1,915 mboe per day.
  Average liquid prices measured in NOK are up 48% to NOK 434 per barrel, while average gas prices are down 35% to NOK 1.64 per standard cubic metre of gas.
  Six upstream projects were sanctioned during the quarter.
  On 3 March Statoil ASA and the Norwegian state reached a settlement in the Kårstø expansion case. Statoil agreed to pay a NOK 500 million settlement and NOK 270 million in interest, after tax.
  On 17 March Statoil's Board of Directors decided to launch a process to separate and list the company's energy and retail business on the Oslo Stock Exchange. The initial public offering will take place at the earliest in the fourth quarter of 2010 or at a time when the capital market is deemed favourable for such an offering.
  On 23 March Statoil announced that the Shell operated Vito appraisal well in deep water US Gulf of Mexico has encountered more than 600 net feet of high quality oil. Statoil holds a 25% working interest in the block.
  On 26 March Statoil signed an agreement with Chesapeake which added approximately 59 thousand net acres to Statoil's current 600 thousand net acre position in the Marcellus shale gas play.

OPERATIONAL REVIEW

First quarter

Total liquids and gas entitlement production in the first quarter of 2010 was 1,915 mboe per day, compared to 1,935 mboe per day in the first quarter of 2009, a decrease of 1%. Total equity [9] production was 2,102 mboe per day in the first quarter of 2010 compared to 2,074 mboe per day in the first quarter of 2009, an increase of 1%.

The 1% increase in total equity production was primarily related to the start-up of new fields and the ramp-up of production from existing fields. Production was reduced by natural decline at mature fields, maintenance activity and various operational issues.

Entitlement production decreased by 1%, impacted by the changes in equity production described above as well as the relatively higher adverse effect from Production Sharing Agreements (PSA effect) in the first quarter of 2010. The average PSA-effect was 187 mboe per day in the first quarter of 2010, compared to 139 mboe per day in the first quarter of 2009. The increase in PSA effect is due to increased equity production, higher realised prices in the first quarter 2010 leading to less cost oil, and in addition there has been a drop in profit tranches for some fields.

Operational data	First quarter			Full year
	2010	2009	Change	2009

Average liquids price (USD/bbl)	74.0	42.7	73%	58.0
USDNOK average daily exchange rate	5.86	6.87	(15%)	6.3
Average liquids price (NOK/bbl) [3]	434	294	48%	364
Average gas prices (NOK/scm)	1.64	2.54	(35%)	1.90
Refining margin, FCC (USD/boe) [4]	5.7	5.4	6%	4.3
Total entitlement liquids production (mboe per day)[5]	1,065	1,104	(4%)	1,066
Total entitlement gas production (mboe per day)	851	831	2%	740
Total entitlement liquids and gas production (mboe per day) [6]	1,915	1,935	(1%)	1,806
Total equity gas production (mboe per day)	885	860	3%	760
Total equity liquids production (mboe per day)	1,217	1,214	0%	1,202
Total equity liquids and gas production (mboe per day)	2,102	2,074	1%	1,962
Total liquids liftings (mboe per day)	1,078	1,132	(5%)	1,045
Total gas liftings (mboe per day)	850	832	2%	740
Total liquids and gas liftings (mboe per day) [7]	1,929	1,964	(2%)	1,785
Production cost entitlement volumes (NOK/boe, last 12 months) [8]	40.0	37.5	7%	38.4
Production cost equity volumes (NOK/boe, last 12 months)	36.6	34.2	7%	35.3
Equity production cost excluding restructuring and gas injection cost (NOK/boe, last 12 months) [9]	35.8	34.1	5%	35.3

Total liftings of liquids and gas were 1,929 mboe per day in the first quarter of 2010, a 2% decrease from 1,964 mboe per day in the first quarter of 2009. The decrease in liftings is based on the decrease in entitlement production. In addition, in the first quarter of 2010 there was an overlift of 25 mboe per day [5], compared to an overlift of 45 mboe per day in the first quarter of 2009.

FCC refining margins were USD 5.7 per barrel in the first quarter of 2010, a 6% increase since the first quarter of 2009.

Production cost per boe of entitlement volumes was NOK 40.0 for the 12 months ended 31 March 2010, compared to NOK 37.5 for the 12 months ended 31 March 2009. [8] Based on equity [9] volumes, the production cost per boe for the two periods was NOK 36.6 and NOK 34.2, respectively.

Adjusted for a reversal of restructuring costs arising from the merger recorded in the fourth quarter of 2007, and gas injection costs, the production cost per boe of equity production for the 12 months ended 31 March 2010 was NOK 35.8. The comparable figure for the 12 months ended 31 March 2009 was NOK 34.1.

The increase in unit of production cost is mainly related to value driven deferral of gas volumes in 2009, negative currency effects, declining production from mature fields as well as increased pre-operational costs in the most recent 12 month period compared to the 12 months ended 31 March 2009.

In the first quarter of 2010, a total of ten exploration wells were completed before 31 March 2010, four on the NCS and six internationally. Four wells were announced as discoveries, of which one is located outside the NCS, while a number of wells are still being evaluated.

Major business developments in the period include the submission of the PDO for the Gudrun development on the NCS on 23 February, securing transport capacity for 2 bcm per year of natural gas from the Marcellus field to Manhattan on 2 March, the partnership decision to invest USD 6 billion in the Chirag Oil project, the successful bidding for 21 new leases in the US Gulf of Mexico announced on 17 March, and the 26 March agreement to add approximately 10% to our existing acres in the Marcellus shale gas play.

FINANCIAL REVIEW

First quarter

In the first quarter of 2010, net operating income was NOK 39.6 billion, compared to NOK 35.5 billion in the first quarter of 2009. The increase is mainly attributable to higher prices of liquids and higher volumes of gas sold, only partly offset by lower gas prices. Purchases (net of inventory variation) represent Statoils purchases of SDFI volumes and increased by 30% mainly due to higher prices of liquids measured in NOK.

IFRS income statement	First quarter			Full year
(in NOK billion)	2010	2009	Change	2009

Revenues and other income
Revenues	128.7	112.6	14%	462.3
Net income (loss) from associated companies	0.6	0.0	>100%	1.8
Other income	0.5	0.1	>100%	1.4

Total revenues and other income	129.7	112.8	15%	465.4

Operating expenses
Purchase (net of inventory variation)	57.4	44.1	30%	205.9
Operating expenses	15.7	13.9	13%	56.9
Selling, general and administrative expenses	2.6	2.7	(5%)	10.3
Depreciation, amortisation and net impairment losses	11.1	11.2	0%	54.1
Exploration expenses	3.2	5.3	(39%)	16.7

Total operating expenses	(90.1)	(77.2)	(17%)	(343.8)

Net operating income	39.6	35.5	11%	121.6

Net financial items	(1.7)	(3.9)	57%	(6.7)

Income tax	(26.8)	(27.6)	3%	(97.2)

Net income	11.1	4.0	>100%	17.7

Net operating income includes certain items that management does not consider to be reflective of Statoil's underlying operational performance. Management adjusts for these items to arrive at adjusted earnings. Adjusted earnings is a supplemental non-GAAP measure to Statoil's IFRS measure of net operating income which management believes provides an indication of Statoil's underlying operational performance in the period and facilitates a better evaluation of operational developments between periods.

In the first quarter of 2010, impairment losses net of reversals (NOK 0.1 billion) and other accruals (NOK 0.5 billion) negatively impacted net operating income, while higher fair value of derivatives (NOK 0.3 billion), overlift (NOK 0.4 billion), lower values of products in operational storage (NOK 0.5 billion), gain on sale of assets (NOK 0.3 billion) all had a positive impact on net operating income. Adjusted for these items and the effects of eliminations (NOK 0.2 billion), adjusted earnings were NOK 38.9 billion in the first quarter of 2010.

In the first quarter of 2009, lower fair value of derivatives (NOK 0.1 billion) and impairment charges net of reversals (NOK 2.4 billion) had a negative impact on net operating income, while overlift (NOK 0.6 billion), higher values of products in operational storage (NOK 0.5 billion), gain on sale of assets (NOK 0.3 billion) and reversal of other accruals (NOK 1.5 billion) had a positive impact on net operating income in the first quarter of 2009. Adjusted for these items and the effects of eliminations (NOK 0.9 billion), adjusted earnings were NOK 36.0 billion in the first quarter 2009.

The 8% increase in adjusted earnings from first quarter 2009 to first quarter 2010 was primarily caused by the increase in prices for liquids and was only partly offset by reduced gas prices, lower entitlement volumes and lower results from oil trading.

Adjusted depreciation, amortisation and impairment increased by 2% mainly due to higher equity production volumes. Adjusted exploration expenses decreased by 8%, mainly because of lower drilling activity. Adjusted operating expenses were 3% lower in the first quarter of 2010 compared to last year due to strict capital management and a weaker dollar. Adjusted selling and administrative expenses were down by 1% in the same period.

Adjusted earnings [11]	First quarter			Full year
(in NOK billion)	2010	2009	Change	2009

Total revenues and other income adjusted	128.0	112.3	14%	465.7

Purchase, net of inventory variation adjusted	57.9	44.6	30%	208.1
Operating expenses adjusted	14.6	14.9	(3%)	58.5
Selling, general and administrative expenses adjusted	2.6	2.6	(1%)	10.1
Depreciation, amortisation and impairment adjusted	11.1	10.9	2%	47.0
Exploration expenses adjusted	2.9	3.2	(8%)	11.3
Adjusted earnings (sum check)	38.9	36.0	8%	130.7

Financial data	First quarter			Full year
	2010	2009	Change	2009
Weighted average number of ordinary shares outstanding	3,183,185,317	3,184,829,044		3,183,185,643
Earnings per share (NOK)	3.49	1.15	>100%	5.75
Non-controlling interests (NOK billion)	0.0	(0.3)	91%	0.6
Cash flows provided by operating activities (NOK billion)	24.5	8.2	>100%	73.0
Gross investments (NOK billion)	21.2	19.5	9%	85.0
Net debt to capital employed ratio	25.7%	19.5%		27.3%

Net financial items amounted to a loss of NOK 1.7 billion in the first quarter of 2010, compared to a loss of NOK 3.9 billion in the first quarter of 2009. The loss in the first quarter of 2010 was primarily due to foreign exchange losses of NOK 2.5 billion, partly offset by fair value gains on interest rate swap positions related to the interest rate management of external loans of NOK 1.0 billion.

The fair value gains on interest rate swap positions are caused by decreasing USD interest rates during the first quarter of 2010. The net foreign exchange losses mainly relate to currency swap positions used for liquidity management, due to an increase in USDNOK currency rates during the first quarter of 2010.

Adjusted for these factors, foreign exchange effects on the financial income and impairment of assets, net financial items before tax would amount to approximately a loss of NOK 0.2 billion for the period.

First quarter 2010	Interest income	Net foreign exchange	Interest expense	Net before tax	Estimated tax effect	Net after tax
(in NOK billion)

Financial items according to IFRS	0.9	(2.5)	(0.1)	(1,7)	0.8	(0.9)

Foreign exchange (FX) impacts (incl. derivatives)	0.1	2.5		2.6
Interest rate (IR) derivatives			(1.1)	(1.1)

Subtotal	0.1	2.5	(1.1)	1.5	(0.7)	0.8

Financial items excluding FX and IR derivatives	1.0	0	(1.2)	(0.2)	0.1	(0.1)

Exchange rates	31 March 2010	31 December 2009	31 March 2009

USDNOK	5.98	5.78	6.68
EURNOK	8.03	8.32	8.89

Income taxes were NOK 26.8 billion in the first quarter of 2010, equivalent to a tax rate of 70.6%, compared to NOK 27.6 billion in the first quarter of 2009, equivalent to a tax rate of 87.4%. Income taxes increased both in the first quarter of 2010 and in the first quarter of 2009, due to higher taxable income than consolidated accounting income in companies that are taxable in other currencies than the functional currency. This effect was significantly smaller in the first quarter of 2010 than in the first quarter of 2009. In addition, the tax rate decreased from the first quarter of 2009 to the first quarter of 2010, due to the relatively smaller share of operating income from the Norwegian Continental Shelf, which is subject to a higher than average tax rate. This was partly offset by high deferred tax in the first quarter of 2010, caused by currency effects in companies that are taxable in other currencies than the functional currency, compared to a deferred tax income in the first quarter of 2009.

In the first quarter of 2010, income before tax amounted to NOK 37.9 billion, while taxable income was estimated to be NOK 0.2 billion higher. The estimated difference of NOK 0.2 billion arose in companies that are taxable in other currencies than the functional currency. The tax effect of this estimated difference contributed to a tax rate of 70.6%. Management does not consider this tax rate to be reflective of the underlying tax exposure. Adjusted earnings after tax, which exclude net financial items and tax on net financial items, is an alternative measure which provides an indication of Statoil's tax exposure to its underlying operational performance in the period, and management believes that this measure better facilitates a comparison between periods.

Composition of tax expense and effective tax rate in the first quarter of 2010	Before tax	Tax	Tax rate	After tax

Adjusted earnings	38.9	(26.8)	69%	12.1
Adjustments	(0.7)	0.8	111%	0.1
Net operating income	39.6	(27.6)	70%	12.0

Financial items	(1.7)	0.8	48%	(0.9)

Total	37.9	(26.8)	71%	11.1

Adjusted earnings after tax in the first quarter of 2010 were NOK 12.1 billion, up from NOK 10.6 billion in the first quarter of 2009. The effective tax rate on adjusted earnings was 68.9% and 70.6 % in the first quarter of 2010 and 2009, respectively.

Adjusted earnings after tax by segment (in NOK billion)	First quarter
	2010			2009
	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after-tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after-tax

E&P Norway	29.1	21.6	7.5	29.7	22.0	7.7
International E&P	4.5	1.9	2.5	0.3	0.3	0.0
Natural Gas	4.6	3.2	1.4	5.0	3.6	1.4
Manufacturing & Marketing	0.9	0.3	0.6	1.6	0.6	1.0
Other	(0.2)	(0.3)	0.1	(0.6)	(1.0)	0.5

Group	38.9	26.8	12.1	36.0	25.4	10.6

In the first quarter of 2010, net income was NOK 11.1 billion compared to NOK 4.0 billion in the first quarter of 2009. The 181% increase was mainly caused by higher net operating income from International Exploration and Production, reduced losses on net financial items and a lower effective tax rate.

In the first quarter of 2010, earnings per share was NOK 3.49 compared to NOK 1.15 in the first quarter of 2009.

Cash flows from operations amounted to NOK 24.5 billion in the first quarter of 2010, compared to NOK 8.2 billion in the first quarter of 2009. The increase was mostly due to cash flows from changes in working capital and financial investments and derivatives positions, as well as NOK 5.1 billion less in taxes paid.

Cash flows from underlying operations were largely unchanged at NOK 49.6 billion since the NOK 6.3 billion increase in income before tax was offset by larger non-cash effects (e.g. currency losses and write-off of exploration assets) recorded in the first quarter of 2009 than in the first quarter of 2010.

Cash flows used in investing activities amounted to NOK 19.1 billion in the period, slightly lower than the same period last year due to NOK 0.6 billion higher proceeds from sales of assets in the first quarter of 2010.

OUTLOOK

Statoil's guidance for equity production is in the range of 1,925 to 1,975 mboe per day in 2010 and between 2.1 and 2.2 mmboe per day in 2012 [13]. The expected volumes are exclusive of any Opec cuts. Commercial considerations related to gas sales activities, operational regularity, the timing of new capacity coming on stream and gas offtake represent the most significant risks related to the production guidance.

Planned turnarounds in 2010 are estimated to have a negative impact on the equity production of around 50 mboe per day for the full year and around 30 mboe per day, quarterly effect, in the second quarter of 2010.

Capital expenditures for 2010, excluding acquisitions and capital leases, are estimated to be around USD 13 billion.

Unit production cost for equity volumes is estimated to be NOK 35-36 per boe, which is on par with 2009.

The company will continue to mature the large portfolio of exploration assets and expects an exploration activity level in 2010 of around USD 2.3 billion.

We anticipate that commodity prices will continue to be volatile and that gas market will be challenging in the near term.

Refining margins have improved slightly recently, but we anticipate that they will remain at a low level, at least in the near term.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. See "Forward-Looking Statements" below.

RISK UPDATE

.

Risk factors

The results of operations largely depend on a number of factors, most significantly those that affect the price received in NOK for products sold. Specifically, such factors include the level of liquids and natural gas prices, trends in the exchange rates, liquids and natural gas production volumes, which in turn depend on entitlement volumes under profit sharing agreements and available petroleum reserves, Statoil's, as well as our partners' expertise and co-operation in recovering oil and natural gas from those reserves, and changes in Statoil's portfolio of assets due to acquisitions and disposals.

The illustration shows how certain changes in crude oil prices (a substitute for liquids prices), natural gas contract prices and the USDNOK exchange rate, if sustained for a full year, could impact our net operating income in 2010. The estimated effects of a change in one factor assume that all other factors remain unchanged. Changes in commodity prices, currency and interest rates may result in income or expense for the period as well as changes in the fair value of derivatives in the balance sheet.

The illustration is not intended to be exhaustive with respect to risks that have or may have a material impact on the cash flows and results of operation. See the annual report for 2009 for a more detailed discussion of the risks to which Statoil is exposed.

Financial risk management

Statoil has policies in place to manage acceptable risk for commercial and financial counterparties and the use of derivatives and market activities in general. Statoil has so far had only limited exposure towards distressed parties and instruments. The turmoil in the financial markets has not caused us to make any changes in our risk management policies, but we have tightened our practices with respect to credit risk and liquidity management. Only insignificant counterparty losses have been incurred so far. The group's exposure towards financial counterparties is still considered to have an acceptable risk profile, but it is anticipated that the risk may increase if the financial crisis worsens. This may be somewhat reduced by the effects of national and international actions by nations and national banks.

The markets for short- and long-term financing are currently considered to function comfortably for borrowers with Statoil's credit standing and general characteristics. However, under the current circumstances uncertainty still exists. Funding costs for short maturities are generally at historically low levels. Long-term funding costs are at attractive absolute levels although the credit spread element for corporate issuers is still higher compared to levels existing before the financial crisis. With regard to liquidity management, the focus is on finding the right balance between risk and reward and most funds are currently placed in short term AA- and AAA-rated non-Norwegian government certificates, or with banks with AA-rating.

In accordance with our internal credit rating policy, we reassess counterparty credit risk at least annually and assess counterparties that we identify as high risk more frequently. The internal credit ratings reflect our assessment of the counterparties' credit risk and are similar to the rating categories used by well known credit rating agencies, such as Standard & Poor's and Moody's.

HEALTH, SAFETY AND THE ENVIRONMENT (HSE)

First quarter

The total recordable injury frequency was 4.4 in the first quarter of 2010 compared to 4.6 in the first quarter of 2009. The serious incident frequency decreased from 2.4 in the first quarter of 2009 to 1.3 in the first quarter of 2010.

The number of accidental oil spills in the first quarter of 2010 decreased compared to the first quarter of 2009, and the volume decreased from 28 cubic metres in the first quarter of 2009 to 14 cubic metres in the first quarter of 2010.

	First quarter		Year
HSE indicators [14]	2010	2009	2009
Total recordable injury frequency	4.4	4.6	4.1
Serious incident frequency	1.3	2.4	1.9
Accidental oil spills (number)	76	102	435
Accidental oil spills (cubic metres)	14	28	170

E&P NORWAY

IFRS income statement	First quarter			Full Year
(in NOK billion)	2010	2009	Change	2009

Total revenues and other income	42.1	42.9	(2%)	158.7

Operating expenses	6.3	5.6	11%	23.4
Selling, general and administrative expenses	0.0	(0.1)	>100%	0.1
Depreciation, amortisation and impairment	6.1	6.0	2%	25.7
Exploration expenses	1.1	1.4	(23%)	5.2

Total operating expenses	13.5	12.9	4%	54.3

Net operating income	28.6	30.0	(5%)	104.3

Adjusted earnings [11]	First quarter			Full year
(in NOK billion)	2010	2009	Change	2009

Total revenues and other income adjusted	42.4	42.8	(1%)	157.8

Operating expenses adjusted	6.1	5.8	4%	24.3
Selling, general and administrative expenses adjusted	0.0	(0.1)	>100%	0.1
Depreciation, amortisation and impairment adjusted	6.1	6.0	2%	25.7
Exploration expenses adjusted	1.1	1.4	(23%)	5.2

Adjusted earnings [11]	29.1	29.7	(2%)	102.6

	First quarter			Full Year
Operational data	2010	2009	Change	2009

Prices:
Liquids price (USD/bbl)	73.5	42.9	71%	57.8
Liquids price (NOK/bbl)	431.0	295.0	46%	363.0
Transfer price natural gas (NOK/scm)	1.13	1.90	(41%)	1.38

Liftings:
Liquids (mboe per day)	772	877	(12%)	778
Natural gas (mboe per day)	769	752	2%	666
Total liquids and gas liftings (mboe per day)	1,541	1,629	(5%)	1444

Production:
Entitlement liquids (mboe per day)	777	832	(7%)	784
Entitlement natural gas (mboe per day)	769	751	2%	666
Total entitlement liquids and gas production (mboe per day)	1,546	1,583	(2%)	1450

First quarter

  Continuous solid operations and safety improvements in the quarter.
  High project activity with five sanctioned projects in the period.
  Exploration activity included three discoveries in the quarter.

OPERATIONAL REVIEW

Average daily production of liquids decreased from 832 mboe per day in the first quarter of 2009 to 777 mboe per day in the first quarter of 2010. The decrease in liquids production was mainly related to the expected decline in production profile on several fields, measures to maintain reservoir pressure at Gullfaks and various operational issues at Norne, Vigdis, Snorre B and Statfjord. The decrease was partly offset by Kvitebjørn being back in full production after the production stoppage due to the damaged gas pipeline and new production from Tyrihans and Alve.

Average daily production of gas increased from 751 mboe per day in the first quarter of 2009 to 769 mboe per day in the first quarter of 2010. As a result of a very cold winter, the customer offtake has been relatively high in the first quarter of 2010. The increase was mainly related to Kvitebjørn being back in full production, the build-up of production at Ormen Lange, higher daily production at Snøhvit and new production from Alve. The increase was partly offset by expected declines on several fields, operational issues at Sleipner, and restrictions on gas export from the fields in North, mainly Åsgard and Njord, due to compressor problems at Kårstø.

Average daily lifting of liquids decreased from 877 mboe per day in the first quarter of 2009 to 772 mboe per day in the same quarter of 2010.

Exploration expenditure (including capitalised exploration expenditure) was NOK 1.1 billion in the first quarter of 2010 compared to NOK 2.5 billion in the first quarter of 2009. The decrease was due to fewer wells being drilled in the first quarter of 2010 (five wells in the first quarter of 2010 and 21 wells in the first quarter of 2009).

Adjusted exploration expenses were NOK 1.1 billion in the first quarter of 2010 compared to NOK 1.4 billion in the first quarter of 2009. In the first quarter of 2010 four exploration and appraisal wells were completed on the NCS, of which three were announced as discoveries.

FINANCIAL REVIEW

In the first quarter of 2010, net operating income for E&P Norway was NOK 28.6 billion compared to NOK 30.0 billion in the first quarter of 2009.

In the first quarter of 2010, unrealised loss on derivatives (NOK 0.2 billion) and underlift (NOK 0.3 billion) had a negative impact on net operating income. Adjusted for these items, adjusted earnings were NOK 29.1 billion in the first quarter of 2010, compared to NOK 29.7 billion in the first quarter of 2009. The small decrease stems from a combination of lower revenues as well as slightly higher expenses.

Adjusted total revenues and other income was down 1% to NOK 42.4 billion due to largely offsetting effects of lower transfer price of natural gas, lower liquids volumes produced and higher liquids prices. An increased oil price in NOK made a positive contribution of NOK 9.5 billion to adjusted earnings, while the lower transfer sales price of natural gas had a negative effect of NOK 9.2 billion on adjusted earnings.

Compared to the first quarter of 2009, total operating expenses increased from NOK 13.1 billion to NOK 13.3 billion. Adjusted operating expenses increased by NOK 0.3 billion, or 4%, mostly due to a high activity level and Tyrihans and Alve coming on stream since the first quarter of 2009, while adjusted exploration expense was reduced by NOK 0.3 billion due to fewer exploration activities in the period.
Important events since last quarter:

  Five projects were sanctioned in the period: Gudrun (1 February), Ekofisk Hotel (15 February), Njord North West Flank (23 February), Kristin Q (15 March) and Marulk (22 March).
  Exploration activity in the period included three discoveries: PL057 Omega Nord (25 January), PL057/089 Lower Lunde Snorre (sidetrack) (19 February) and PL040/43 Hild appraisal well (20 February). PL128 Fossekall (April 1) was completed as an oil discovery.
  First production volumes from Albatross wells to Snøhvit.
  The Oseberg Field Centre started low-pressure production, thereby increasing oil production.
  Statoil secured several new rig contracts in the first quarter of 2010 for future drilling operations.

INTERNATIONAL E&P

IFRS income statement	First quarter			Full Year
(in NOK billion)	2010	2009	Change	2009

Total revenues and other income	13.9	8.1	70%	41.8

Purchase, net of inventory variation	0.0	0.2	(88%)	1.1
Operating expenses	2.4	1.6	48%	6.7
Selling, general and administrative expenses	0.7	0.9	(23%)	2.8
Depreciation, amortisation and impairment	3.8	4.0	(4%)	17.1
Exploration expenses	2.1	3.8	(45%)	11.5

Total expenses	9.0	10.5	(14%)	39.2

Net operating income	4.9	(2.3)	>100%	2.6

Adjusted earnings [11]	First quarter			Full year
(in NOK billion)	2010	2009	Change	2009

Total revenues and other income adjusted	12.7	8.2	54%	42.2

Purchase, net of inventory variation adjusted	0.0	0.2	(88%)	1.1
Operating expenses adjusted	1.9	1.5	25%	6.6
Selling, general and administrative expenses adjusted	0.7	0.9	(23%)	2.8
Depreciation, amortisation and impairment adjusted	3.8	3.7	4%	16.4
Exploration expenses adjusted	1.8	1.7	5%	6.1

Adjusted earnings [11]	4.5	0.3	>100%	9.2

	First quarter			Full Year
Operational data	2010	2009	Change	2009

Prices:
Liquids price (USD/bbl)	75.0	41.6	80%	58.4
Liquids price (NOK/bbl)	439.4	286.0	54%	366.5

Liftings:
Liquids (mboe per day)	306	255	20%	267
Natural gas (mboe per day)	82	80	2%	74
Total liquids and gas liftings (mboe per day)	387	335	16%	341

Production:
Entitlement liquids (mboe per day)[6]	288	272	6%	283
Entitlement natural gas (mboe per day)	82	80	2%	74
Total entitlement liquids and gas production (mboe per day)	370	352	5%	357
Total equity gas production (mboe per day)	116	109	7%	94
Total equity liquids production (mboe per day)	441	383	15%	418
Total equity liquids and gas production (mboe per day)	557	491	13%	512

First quarter

  Strong production; second quarter in a row with record high equity production
  Revenues were impacted by a 54% increase in liquids prices

OPERATIONAL REVIEW

Average daily entitlement production of liquids and gas was 370 mboe per day in the first quarter of 2010, compared to 352 mboe per day in the first quarter of 2009. There was an average, negative Production Sharing Agreement (PSA) effect on entitlement production of 187 mboe per day in the first quarter of 2010, compared to 139 mboe in the first quarter of 2009. Increased PSA effect is due to higher equity production, increased realised prices in the first quarter of 2010 leading to less cost oil, and there has been an additional drop in profit tranche for some fields.

Average daily equity production of liquids increased from 383 mboe per day in the first quarter of 2009 to 441 mboe per day in the first quarter of 2010. The increase in liquids production was mainly related to the start-up on Tahiti in the Gulf of Mexico in the second quarter of 2009, the ramp-up on the Agbami field in Nigeria last year and increased production from ACG in Azerbaijan, which experienced a gas leakage in the third quarter of 2008 that affected early 2009 production. The increase was partly offset by decreased production from Kizomba A in Angola.

Average daily equity production of gas increased from 109 mboe per day in the first quarter of 2009 to 116 mboe per day in the first quarter of 2010. The increase was mainly related to increased gas production from Marcellus due to an increasing number of producing wells. The increase was partly offset by decreased production from the Independence Hub in GoM.

Average daily lifting of liquids and gas increased from 335 mboe per day in the first quarter of 2009 to 387 mboe per day in the first quarter of 2010.

Exploration expenditure (including capitalised exploration expenditure) was NOK 2.5 billion in the first quarter of 2010 compared to NOK 2.7 billion in the first quarter of 2009. There has been a decrease in drilling and seismic cost which is partly offset by an increase in pre-sanctioning cost.

Adjusted exploration expenses were NOK 1.8 billion in the first quarter of 2010, compared to NOK 1.7 billion in the first quarter of 2009. The increase was mainly due to an increase in pre-sanctioning cost, partly offset by a decrease in drilling and seismic cost.

In the first quarter of 2010, six exploration and appraisal wells were completed, and one well was announced as a discovery. A number of completed wells have encountered hydrocarbons but need more thorough evaluation before a final conclusion on potential commerciality can be drawn.

FINANCIAL REVIEW

In the first quarter of 2010, net operating income for International E&P was NOK 4.9 billion compared to a loss of NOK 2.3 billion in the same period last year. In the first quarter of 2010, an overlift of NOK 0.7 billion had a positive effect on net operating income, while impairment losses of NOK 0.3 billion negatively impacted on net operating income. In the first quarter of 2009, underlift (NOK 0.2 billion), impairments of property, plant and equipment (NOK 0.3 billion) and impairments of capitalised exploration expenditures (NOK 2.1 billion) all had a negative impact on net operating income.

Adjusted for these items, adjusted earnings in the first quarter of 2010 and 2009 were NOK 4.5 billion and NOK 0.3 billion respectively. The increase was mainly due to a 45% increase in realised liquids and gas prices measured in NOK, a 5 % increase in entitlement production and a reduction in adjusted selling and administrative expenses of 23%. This was partly offset by an increase in adjusted operating expenses of 25% due to increased pre operation activities at fields in development and Tahiti, Thunder Hawk, Gimboa and Marcellus coming on stream since the first quarter of 2009. In general, adjusted revenues were adversely impacted by the 15% weakening of the US dollar versus NOK from the first quarter of 2009 to the first quarter of 2010. Similarily, costs were reduced for the same reason.

Important events since last quarter:

  On 21 January, Statoil exercised its preferential purchase rights at the St. Malo field, which consists of four leases in Walker Ridge in the Gulf of Mexico's Lower Tertiary trend. The agreement was closed on March 9th and is currently awaiting formal approval from the Minerals Management Service..
  On 25 January, ConocoPhillips and Statoil USA E&P announced that they have entered into a deal for Statoil to acquire a 25 percent working interest in 50 ConocoPhillips leases acquired in the Chukchi Sea federal OCS lease sale in 2008. In addition to financial consideration from Statoil, ConocoPhillips will also acquire a 50 percent working interest in 16 Statoil-operated GoM blocks and acquire all of Statoil's 25 percent working interest in five additional GoM blocks operated by ConocoPhillips.
  On 5 February, the Board of Directors in Shtokman Development Company AG approved the way forward for the Shtokman project.
  On 9 March, the partnership in the ACG field in Azerbaijan signed an investment agreement to develop the Chiraq Oil Project (COP). The project aims to recover an additional 360 mmboe to the partnership and add production capacity of around 185 mboe/d. Statoil has a 8.56% equity in the ACG field.
  On 17 March, Mineral Management Services announced the result of lease sale 213 in US Gulf of Mexico. Statoil was the highest bidder on 21 leases and will pay a signature bonus of USD 30 million for these.
  On 25 March, Statoil and Chesapeake executed an agreement adding approximately 59 000 net acres to its existing 600 000 net acres in the Marcellus play.
  Vito appraisal well in GoM was announced on 22 March. The appraisal well, operated by Shell, encountered more than 600 net feet of high-quality oil pay in thick subsalt Miocene sands. Statoil holds a 25% working interest in the block.
  On 31 March, Statoil announced an agreement with ExxonMobil to transfer 35% of its interest in the Statoil operated Block 2 offshore Tanzania. Statoil now holds 65% interest in the 11 099 square kilometres block.
  Nzanza-1 and Cinguvu-1 in block 15/06 in Angola were announced as discoveries on 7 April.

NATURAL GAS

IFRS income statement	First quarter			Full Year
(in NOK billion)	2010	2009	Change	2009

Total revenues and other income	24.3	34.2	(29%)	98.6

Purchase, net of inventory variation	14.9	23.8	(37%)	62.1
Operating expenses	4.1	4.1	0%	14.4
Selling, general and administrative expenses	0.1	0.1	35%	0.8
Depreciation, amortisation and impairment	0.4	0.4	8%	2.8

Total expenses	19.5	28.4	(31%)	80.1

Net operating income	4.8	5.8	(18%)	18.5

Adjusted earnings [11]	First quarter			Full year
(in NOK billion)	2010	2009	Change	2009

Total revenues and other income adjusted	23.6	33.4	(29%)	95.6

Purchase, net of inventory variation adjusted	14.9	23.8	(37%)	62.1
Operating expenses adjusted	3.6	4.1	(12%)	14.4
Selling, general and administrative expenses adjusted	0.1	0.1	35%	0.8
Depreciation, amortisation and impairment adjusted	0.4	0.4	8%	1.8

Adjusted earnings [11]	4.6	5.0	(9%)	16.5

	First quarter			Full Year
Operational data	2010	2009	Change	2009

Natural gas sales Statoil entitlement (bcm)	11.6	11.5	1%	41.4
Natural gas sales (third-party volumes) (bcm)	2.5	1.7	51%	8.4
Natural gas sales (bcm)	14.1	13.2	7%	49.8
Natural gas sales on commission	0.4	0.4	5%	1.3
Natural gas price (NOK/scm)	1.64	2.54	(35%)	1.90
Transfer price natural gas (NOK/scm)	1.13	1.90	(41%)	1.38
Regularity at delivery point	100%	100%	0%	100%

First quarter

  Natural gas sales volumes increased by 7% to a total of 14.1 billion standard cubic metres in the first quarter of 2010.
  Natural gas maintained good margins in a challenging gas market where prices are down 35% compared to the first quarter of 2009.

OPERATIONAL REVIEW

Natural gas sales volumes in the first quarter of 2010 were 14.1 billion standard cubic metres (bcm), compared to 13.2 bcm in the first quarter of 2009, an increase of 7%. Of total gas sales in the first quarter of 2010, there was 11.6 bcm of entitlement gas and 1.0 bcm from the Norwegian State's direct financial interest (SDFI) share of US gas sales, while in the first quarter of 2009, 11.5 bcm was entitlement gas and 0.6 bcm was the SDFI share of US gas sales. The 7% increase in gas volumes from the first quarter of 2009 to the first quarter of 2010 is due to an increase in both our own and third party volumes related to high customer off-take in the first quarter of 2010.

In the first quarter of 2010 the volume weighted average sales price was NOK 1.64 per scm (USD 7.38 per million British thermal units), compared to NOK 2.54 per scm (USD 11.43 mmbtu) in the first quarter of 2009, a decrease of 35%. The decrease in price from the first quarter of 2009 to the first quarter of 2010 is mainly due to a decrease in prices for oil products during the end of 2008, affecting the prices under some of our long-term gas sales contracts indexed to oil product prices with a lag of six to nine months.

FINANCIAL REVIEW

Net operating income was NOK 4.8 billion in first quarter 2010, compared with NOK 5.8 billion in first quarter of 2009. The NOK 1.0 billion decrease was mainly due to a negative NOK 0.3 billion movement in derivatives, a negative net NOK 0.3 billion from other items described below, and a decrease in our income from Processing and Transport of NOK 0.3 billion. There was also a slightly decreased margin in Marketing and Trading of NOK 0.1 billion compared to first quarter 2009.

The net operating income was impacted by a NOK 0.5 billion gain on derivatives, a NOK 0.2 billion reversal of prior period impairments, and a NOK 0.5 billion provision for an onerous contract.

Considering the effects of these items, adjusted earnings was NOK 4.6 billion in the first quarter of 2010, compared to NOK 5.0 billion in the first quarter of 2009. The decrease of NOK 0.4 billion is partly due to lower income from our share in Gassled, and a decreased margin on sales due to 35% lower price level for our sales gas in first quarter 2010 compared to the first quarter of 2009. This is partly offset by lower operating costs, mostly related to lower cost of transporting our natural gas.

Adjusted earnings in Processing and Transport was NOK 1.7 billion in the first quarter of 2010, compared with NOK 2.0 billion in the first quarter of 2009. Processing and Transport revenues decreased by NOK 0.3 billion, partly due to lower income from our share in Gassled, in addition to slightly higher operating expenses. The lower Gassled income compared to first quarter 2009 derives in part from regularity problems due to the closure of a compressor at Kårstø, which led to tariff relief for the shippers.

Adjusted earnings in Marketing and Trading amounted to NOK 2.9 billion in the first quarter of 2010, compared with NOK 3.0 billion in the first quarter of 2009. A general decrease in the gas price level and therefore absolute level of trading margins was offset by reduced purchase costs due to the transfer price mechanism vis-à-vis E&P Norway. The lower operating expenses mainly relate to a decrease in transportation costs due to the lower Gassled tariff described above.

Important events since last quarter:

  Statoil started marketing equity gas produced in the Marcellus shale gas play in the US market. The volumes are relatively modest initially, but are expected to increase during the year and in the years ahead in step with the increased production of shale gas from Marcellus.

MANUFACTURING & MARKETING

IFRS income statement	First quarter			Full Year
(in NOK billion)	2010	2009	Change	2009

Total revenues and other income	103.2	77.7	33%	351.2

Purchase, net of inventory variation	95.9	69.7	38%	325.0
Operating expenses	3.0	1.9	59%	10.8
Selling, general and administrative expenses	2.0	2.1	(5%)	8.3
Depreciation, amortisation and impairment	0.6	0.6	(1%)	7.8

Total expenses	101.4	74.2	37%	351.8

Net operating income	1.7	3.5	(50%)	(0.5)

Adjusted earnings [11]	First quarter			Full year
(in NOK billion)	2010	2009	Change	2009

Total revenues and other income adjusted	102.9	77.5	33%	353.2

Purchase, net of inventory variation adjusted	96.4	70.2	37%	327.2
Operating expenses adjusted	3.0	3.2	(6%)	12.1
Selling, general and administrative expenses adjusted	2.0	2.0	(1%)	8.1
Depreciation, amortisation and impairment adjusted	0.6	0.6	(1%)	2.4

Adjusted earnings [11]	0.9	1.6	(42%)	3.6

	First quarter			Full Year
Operational data	2010	2009	Change	2009

FCC margin (USD/bbl)	5.7	5.4	6%	4.3
Contract price methanol (EUR/tonne)	235	159	48%	173

First quarter

  Good trading result in oil sales, trading and supply
  Manufacturing income was affected by low refining margins
  Energy and retail experienced good margins and improving volumes

OPERATIONAL REVIEW

Refinery throughput has been reduced due to low margins, and the throughput was slightly lower in the first quarter of 2010 compared with the first quarter of 2009.

FINANCIAL REVIEW
In the first quarter of 2010 net operating income for Manufacturing & Marketing was NOK 1.7 billion, compared with NOK 3.5 billion in the same period last year. Net operating income in the first quarter of 2010 was impacted by a gain on our operational storage (NOK 0.5 billion) resulting from market price changes and a gain from the sale of our interest in Swedegas (NOK 0.3 billion). Net operating income in the first quarter of 2009 was impacted by the reversal of a take-or-pay contract accruing from the third quarter of 2008 (NOK 1.3 billion), gains from market price changes in our operational storage (NOK 0.5 billion), gains on inventory hedge positions which did not qualify for hedge accounting (NOK 0.2 billion), and a write-down of shares in Energy and Retail (NOK 0.1 billion).

Taking these items into consideration, adjusted earnings were NOK 0.9 billion in the first quarter of 2010, compared to NOK 1.6 billion in the first quarter of 2009. The decrease was due to weaker trading results and lower refining margins (in NOK/bbl), partly offset by higher retail fuel margins and volumes.

Adjusted earnings in oil sales, trading and supply were NOK 0.6 billion in the first quarter of 2010, compared to NOK 1.2 billion in the first quarter of 2009. The decrease was mainly due to lower gains from storage strategies under prevailing market conditions with a flattened contango price structure.

Adjusted earnings in Manufacturing were NOK 0.0 billion in the first quarter of 2010, compared to NOK 0.2 billion in the first quarter of 2009. The decrease was due to 11% lower FCC margins (in NOK/bbl) and higher costs, partly offset by 48% higher methanol contract prices.

Adjusted earnings in Energy and retail were NOK 0.4 billion in the first quarter of 2010, compared to NOK 0.2 billion in the first quarter of 2009. The increase was due to higher fuel margins and volumes, partly offset by lower fuel and convenience sale volumes.

Important events since last quarter:

  Statoil's Board of Directors has decided to initiate a process to list its energy and retail business on the Oslo Stock Exchange. The IPO will take place at the earliest in the fourth quarter of 2010, or at a time when the capital market is deemed favourable for such an offering.

LIQUIDITY AND CAPITAL RESOURCES

First quarter

Cash flows provided by operating activities amounted to NOK 24.5 billion in the first quarter of 2010, compared to NOK 8.2 billion in the first quarter of 2009. The NOK 16.3 billion increase was mainly due to cash flows from changes in financial investments and derivatives providing NOK 19.1 billion, NOK 5.1 billion in lower tax payments and NOK 2.7 billion from changes in other non-current items related to operating activities. These positive contributions were partly offset by NOK 9.1 billion in cash flows used on working capital and NOK 1.5 billion less in cash flows from underlying operations. Income before tax increased by NOK 6.3 billion from the first quarter of 2009 to the first quarter of 2010, mostly due to revenues. Despite higher income before tax, cash flows from underlying operations were lower in the most recent period due to comparatively smaller currency losses in the period which have no cash effect.

Condensed cash flow statement	First quarter			Full year 2009
(in NOK billion)	2010	2009	Change

Cash flows from underlying operations	49.6	51.1	(1.5)	181.9
Cash flows from (to) changes in working capital	(7.0)	2.2	(9.1)	4.6
Changes in financial investments and derivatives	(3.3)	(22.4)	19.1	(8.2)
Taxes paid	(12.8)	(17.9)	5.1	(100.5)
Other changes	(2.0)	(4.7)	2.7	(4.9)
Cash flows provided by operations	24.5	8.2	16.3	73.0

Additions to PP&E and intangible assets	(19.9)	(19.8)	(0.1)	(75.2)
Proceeds from sales	0.7	0.1	0.6	1.4
Other changes	0.0	0.0	0.0	(1.6)
Cash flows used in investing activities	(19.1)	(19.7)	0.5	(75.4)

Net change in long-term borrowing	(2.7)	24.4	(27.2)	41.4
Net change in short-term borrowing	(0.6)	(3.2)	2.6	(7.1)
Dividends paid	0.0	0.0	0.0	(23.1)
Other changes	(0.0)	(0.0)	0.0	0.1
Cash flows (used in) or provided by financing activities	(3.4)	21.1	(24.5)	11.3

Net increase (decrease) in cash flows	2.0	9.7	(7.7)	8.9

Cash flows used in investing activities amounted to NOK 19.1 billion in the first quarter of 2010, compared to NOK 19.7 billion in the first quarter of 2009. The NOK 0.6 billion decrease stems from a NOK 0.6 billion increase in proceeds from sales.

Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalised exploration expenditure, were NOK 21.2 billion in the first quarter of 2010, compared to NOK 19.5 billion in the first quarter of 2009. The increase stems in part from capitalisation of leases and higher proceeds from sales in the fist quarter of 2010, partly offset by slightly lower investments in property plant and equipment.

Gross investments	First quarter			Full year 2009
(in NOK billion)	2010	2009	Change

- E&P Norway	7.2	9.7	(26%)	34.9
- International E&P	12.6	7.8	62%	39.4
- Natural Gas	0.6	0.3	100%	2.6
- Manufacturing & Marketing	0.5	1.2	(54%)	6.8
- Other	0.2	0.5	(58%)	1.3

Gross investments	21.2	19.5	9%	85.0

Cash flows used in investing activities and gross investments have been reconciled in the table below.

Reconciliation of cash flow to gross investments	First quarter		Full year 2009
(in NOK billion)	2010	2009

Cash flows to investments	19.1	19.7	75.4
Proceeds from sales of assets	0.7	0.1	1.4
Financial lease	1.7	0.0	6.9
Other changes in non-current loans granted and JV balances	(0.3)	(0.3)	1.3

Gross investments	21.2	19.5	85.0

Cash flows used in financing activities in the first quarter of 2010 amounted to NOK 3.4 billion, compared to cash flows provided by financing of NOK 21.1 billion in the first quarter of 2009. The NOK 24.5 billion change was mainly related to new bonds issued of NOK 28.6 billion in 2009, partly offset by change in repayment of long term borrowings by NOK 1.4 billion and change in short term borrowings by NOK 2.6 billion.

Gross financial liabilities were NOK 103.3 billion at 31 March 2010, compared to NOK 93.2 billion at 31 March 2009. The NOK 10.1 billion increase was due to a combination of increased non-current financial liabilities of NOK 19.9 billion and decreased current financial liabilities of NOK 9.8 billion.

The increase in non-current financial liabilities of NOK 19.9 billion was mostly related to increases in loans of NOK 10.6 billion attributable to new bonds issued in 2009 USD 0.5 billion due April 2014, USD 1.5 billion due April 2019 and USD 0.9 billion due October 2014, in combination with increases in financial leases since the first quarter of 2009 of NOK 10.1 billion mainly relating to a leased FPSO and an energy plant currently in the construction phase.

Net financial liabilities [10] were NOK 74.5 billion at 31 March 2010, compared to NOK 51.7 billion at 31 March 2009. The change of NOK 22.8 billion was mainly related to an increase in gross financial liabilities of NOK 10.1 billion, in combination with a decrease in cash, cash equivalents and current financial investments of NOK 12.3 billion.

The net debt to capital employed ratio [1] was 25.6% at 31 March 2010, compared to 19.5% at 31 March 2009. The percentage point increase was mainly related to an increase of net financial liabilities of NOK 22.8 billion, in combination with an increase in capital employed of NOK 24.7 billion. In the calculation of net interest-bearing debt, we make certain adjustments, which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see the following section: Use and reconciliation of non-GAAP financial measures.[2]

Cash, cash equivalents and current financial investments amounted to NOK 37.7 billion at 31 March 2010, compared to NOK 50.0 billion at 31 March 2009. Included in the balance at 31 March 2009 was cash related to new bonds issued in March aggregating to NOK 28.6 billion. The NOK 12.3 billion decrease reflects the high activity level related to investments during 2009 and the first quarter of 2010. Cash and cash equivalents were NOK 27.6 billion at 31 March 2010, compared to NOK 27.4 billion at 31 March 2009. Current financial investments, which are part of our cash management, amounted to NOK 10.1 billion at 31 March 2010, compared to NOK 22.6 billion at 31 March 2009.

Current items (total current assets less total current liabilities) increased by NOK 7.8 billion from negative NOK 0.7 billion at 31 March 2009 to NOK 7.0 billion at 31 March 2010. The change was due to a decrease in current liabilities such as taxes payable of NOK 9.0 billion, financial liabilities of NOK 9.8 billion, derivatives financial instruments of NOK 4.8 billion and increase in inventories of NOK 6.3 billion, partly offset by decrease in current receivables such as trade and other receivables of NOK 4.1 billion, derivatives financial instruments NOK 4.3 billion and financial investments NOK 12.5 billion.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial analysis and review - Non-GAAP measures in Statoil's 2009 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:

  Adjusted earnings
  Adjusted earnings after tax
  Adjusted production cost
  Net debt to capital employed ratio

Adjusted earnings begins with net operating income and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not to be specifically related to Statoil's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Statoil's IFRS measures that provides an indication of Statoil's underlying operational performance in the period and facilitates a better understanding of operational trends between the periods. Adjusted earnings exclude the following items:

  Adjustments are made for changes in the unrealised fair value of derivatives not accounted for as hedges. Statoil uses derivatives to manage certain exposures to fluctuations in foreign currency, interest rates or commodity prices. However, when hedge accounting is not applied the unrealised fair value adjustment for derivatives is not matched by a similar adjustment for the exposure being managed. As a result, only the realised gains and losses on derivatives are reflected in adjusted earnings. The gains and losses on derivatives are then reflected in the period in which they impact our cash flows and generally match the associated cash flow of the exposure being managed.
  Over/underlift is accounted for using the sales method and therefore revenues are reflected in the period the product is sold rather than in the period it is produced. The over/underlift position depends on a number of factors related to our lifting programme and that the way it corresponds to our entitlement share of production. The effect on the income for the period is therefore adjusted, to show earnings based upon the production for the period which management believes better reflects operational performance.
  Operational storage includes inventories held in the refining and retail operations which are accounted for at the lower of cost and net realisable value. An adjustment is made in the cost of goods sold for changes in the value of inventories during the period held (holding gains or losses) to align to the product pricing.
  Impairment and reversal of impairment are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired or the impairment is reversed.
  Gain or loss from sale of assets is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.
  Other items of income and expense are also adjusted when the impact on income in the period are not reflective of Statoil's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions but they may also include transaction that are significant which would not necessarily qualify as either usual or infrequent. Other items can include transactions such as provisions related to reorganisation, early retirement, etc.

Effective 1 January 2009, the parent company and certain subsidiaries have a different functional currency than the currency for which taxes are estimated and paid. While taxes payable (and current tax expense) are unaffected by this difference, a difference between taxable income and consolidated IFRS income before tax will cause the tax rate for taxes recognised in the financial statements to change as well.

The measure adjusted earnings after tax excludes net financial items (the principal line items impacted by the difference between functional and tax currency) and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Statoil's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, effective tax rate may be significantly higher or lower than the statutory tax rate for any given period.

Management considers that adjusted earnings after tax provides a better indication of the taxes associated with underlying operational performance in the period (excluding financing), and therefore better facilitates a comparison between periods. However, the adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income and net income, which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures since they do not include all the items of revenues/gains or expenses/losses of Statoil which are needed to evaluate its profitably on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre and post tax impacts of net financial items. We reflect such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. The measures should therefore not be used in isolation.

Adjusted earnings equal the sum of net operating income less all applicable adjustments. Adjusted earnings after tax equals the sum of net operating income less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. See the tables in the following section for details.

Production cost per barrel is based on operating expenses related to production of oil and gas. The following is a reconciliation of overall operating expenses to operating expenses exclusively related to production of oil and gas volumes:

	For the three months ended
Reconcilliation of overall operating expenses to production cost	2010	2009
(in NOK billion)	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar

Operating expenses, Statoil Group	15.7	15.7	13.3	14.0	13.9

Deductions of costs not relevant to production cost calculation
1) Business Areas non-upstream	7.1	7.6	6.1	6.3	6.7

Total operating expenses upstream	8.6	8.0	7.1	7.7	7.2

2) Operation over/underlift	0.6	0.3	(0.7)	(0.1)	0.3
3) Transportation pipeline/vessel upstream	1.2	1.0	1.3	1.4	1.4
4) Miscellaneous items	0.4	(0.1)	0.0	0.1	0.0

Total operating expenses upstream excl. over/underlift & transportation	6.5	6.7	6.4	6.4	5.5
Total production costs last 12 months	26.0	25.0	24.6	24.3	23.9

5) Grane gas purchase	0.2	0.2	0.2	0.2	(0.0)
6) Restructuring costs from the merger	0.0	(0.3)	0.0	0.0	0.0
7) Change in ownership interest	0.0	0.0	0.1	(0.2)	(0.3)

Total operating expenses upstream for adjusted cost per barrel calculation	6.2	6.7	6.1	6.4	5.8

	Entitlement production		Equity production
Production cost summary	31 March		31 March
(in NOK per boe)	2010	2009	2010	2009

Calculated production cost	40.0	37.5	36.6	34.2

Calculated production cost, excluding reversals of restructuring cost arising from the merger	40.4	40.0	36.9	36.5

Calculated production cost, excluding reversals of restructuring costs and gas injection cost	39.1	37.4	35.8	34.1

The calculated net debt to capital employed ratio is viewed by the company as providing a more complete picture of the group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to total debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institution will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government is off-set against receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio	31 March		Full year 2009
(in NOK billion, except percentages)	2010	2009

Total shareholders' equity	213.3	211.7	198.3
Non-controlling interests	1.9	2.3	1.8

Total equity and minority interest (A)	215.2	214.0	200.1

Short-term debt	5.1	14.9	8.1
Long-term debt	98.2	78.3	96.0

Gross interest-bearing debt	103.3	93.2	104.1

Cash and cash equivalents	27.6	27.4	24.7
Current financial investments	10.1	22.6	7.0

Cash and cash equivalents and current financial investments	37.7	50.0	31.7

Net debt before adjustments (B1)	65.6	43.3	72.4

Other interest-bearing elements	5.7	3.0	5.0
Marketing instruction adjustment	(1.4)	(1.7)	(1.4)
Adjustment for project loan	(0.8)	(1.0)	(0.7)

Net interest-bearing debt (B2)	69.1	43.5	75.3

Normalisation for cash-build up before tax payment (50% of tax payment)	5.4	8.2	0.0

Net interest-bearing debt (B3)	74.5	51.7	75.3

Calculation of capital employed:
Capital employed before adjustments to net interest-bearing debt (A+B1)	280.8	257.3	272.5
Capital employed before normalisation for cash build-up for tax payment (A+B2)	284.3	257.5	275.4
Capital employed (A+B3)	289.7	265.7	275.4

Calculated net debt to capital employed:
Net debt to capital employed before adjustments (B1/(A+B1))	23.4%	16.8%	26.6%
Net debt to capital employed before normalisation for tax payment (B2/(A+B2)	24.3%	16.9%	27.3%
Net debt to capital employed (B3/(A+B3))	25.7%	19.5%	27.3%

Reconciliation of adjusted earnings to net operating income

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income subtotal.

Statoil group

Items impacting net operating income	First quarter
(in NOK billion)	2010	2009	Change

Net operating income	39.6	35.5	11%

Total revenues and other income	(1.7)	(0.5)	>(100) %
Change in fair value of derivatives	(0.3)	0.3	>(100) %
Inefficient hedge of inventories	0.0	(0.2)	100%
Reversal of impairment of investments	(0.2)	0.0	-
Over/underlift	(1.1)	(1.1)	3%
Gain/Loss on sales of assets	(0.3)	0.0	-
Eliminations	0.2	0.5	(60%)

Purchase net of inventory variation	(0.5)	(0.5)	0%
Operational storage effects	(0.5)	(0.5)	0%

Operating expenses	1.2	(1.0)	>100%
Over/underlift	0.6	0.5	29%
Other adjustments	0.0	(0.3)	100%
Accrual for take of pay contract	0.0	(1.3)	100%
Eliminations	0.0	0.4	(100%)
Gain/Loss on sales of assets	0.0	(0.3)	114%
Increased cost accrual	0.5	0.0	-

Selling, general and administrative expenses	0.0	0.1	(100%)
Other adjustments	0.0	0.1	(100%)

Depreciation, amortisation and impairment	0.0	0.3	(100%)
Impairment	0.0	0.4	(100%)
Reversal of impairment	0.0	(0.1)	100%

Exploration expenses	0.3	2.1	(86%)
Impairment	0.3	2.1	(86%)

Sum of adjustments	(0.7)	0.5	>(100) %
Adjusted earnings	38.9	36.0	8%

Reconciliation of adjusted earnings after tax to net income

Reconciliation of adjusted earnings after tax to net income (in NOK billion)		First quarter
		2010	2009

Net operating income (NOI)	A	39.6	35.5
Tax on NOI		27.6	26.5
NOI after tax	C = A-B	12.0	9.0

Adjustments	D	(0.7)	0.5
Tax on adjustments	E	(0.8)	(1.1)

Adjusted earnings after tax	F = C+D-E	12.1	10.6

Net financial items	G	(1.7)	(3.9)
Tax on net financial items	H	(0.8)	1.1

Net income	I = C+G-H	11.1	4.0

END NOTES

  See table under report section "Net debt to capital employed ratio" for a reconciliation of capital employed. Statoil's first quarter 2010 interim consolidated financial statements have been prepared in accordance with IFRS. Comparative financial statements for previous periods presented have also been prepared in accordance with IFRS.
  For a definition of non-GAAP financial measures, see report section "Use and reconciliation of non-GAAP measures".
  The Group's average liquids price is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL), including a margin for oil sales, trading and supply.
  FCC margin is an in-house calculated refinery margin benchmark intended to represent a 'typical' upgraded refinery with an FCC (fluid catalytic cracking) unit located in the Rotterdam area based on Brent crude.
  A total of 12 mboe per day in the first quarter of 2010 and 15 mboe in the first quarter of 2009 represent our share of production in an associated company which is accounted for under the equity method. These volumes have been included in the production figure, but excluded when computing the over/underlift position. The computed over/underlift position is therefore based on the difference between produced volumes excluding our share of production in an associated company and lifted volumes.
  Liquids volumes include oil, condensate and NGL, exclusive of royalty oil.
  Lifting of liquids corresponds to sales of liquids for E&P Norway and International E&P. Deviations from the share of total lifted volumes from the field compared to the share in the field production are due to periodic over- or underliftings.
  The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production of liquids and natural gas, excluding our share of operational costs and production in an associated company as described in end note 5.
  Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) contract that correspond to Statoil's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent the Statoil share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, Canada and Brazil.
  Net financial liabilities are non-current financial liabilities and current financial liabilities reduced by cash, cash equivalents and current financial investments. Net interest-bearing debt is normalised by excluding 50% of the cash build-up related to tax payments due in the beginning of February, April, June, August, October and December each year.
  These are non-GAAP figures. See report section "Use and reconciliation of non-GAAP measures" for details.
  Transactions with the Norwegian State. The Norwegian State, represented by the Ministry of Petroleum and Energy (MPE), is the majority shareholder of Statoil and also holds major investments in other entities. This ownership structure means that Statoil participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party.

  Statoil purchases liquids and natural gas from the Norwegian State, represented by SDFI (The States Direct Financial Interest). In addition, Statoil is selling the State's natural gas production in its own name, but for the Norwegian State's account and risk as well as related expenditures refunded by the State.

  All transactions are considered to be on a normal arms-length basis and are presented in the financial statements.
  The production guidance for 2012 reflects our estimates of proved reserves calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.
  Definitions used for HSE statistics:
  The total recordable injury frequency specifies the number of injuries (lost-time injuries, injuries requiring alternative work and other injuries excluding first-aid cases) per million working hours. Statoil and contractor employees are included.
  The serious incident frequency specifies the number of incidents with a very serious nature per million working hours. Statoil and contractor employees are included.
  The lost-time injury frequency specifies the number of total recordable injuries causing loss of time at work per million working hours. Statoil and contractor employees are included.
  Oil spills (scm) cover unintentional oil spills reaching the natural environment from Statoil operations.

FORWARD-LOOKING STATEMENTS

FORWARD-LOOKING STATEMENTS
This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "aim", "anticipate", "believe", "continue", "estimate", "expect", "intend", "likely", "may", "plan", "should", "will" and similar expressions to identify forward-looking statements.

All statements other than statements of historical fact, including, among others, statements such as those regarding: future ability to identify, develop and apply existing and new technologies; efficiency and productivity goals for future operations and projects; our future financial position; our future market position; business strategy; expected changes in ownership interests and structures; restructuring plans; competitive position; budgets; expected project development expenditures; plans for future development (including redevelopment) and operation of projects; reserve information; reserve recovery factors; future ability to utilise and develop our expertise; projected levels of capacity; anticipated growth in geographical areas and market segments; oil and gas production forecasts; anticipated areas of market growth and decline; production growth; future composition of our exploration and project portfolios; exploration expenditure; expected exploration and development activities and plans; expected costs of decommissioning and removal activities; impact of facility maintenance activities; our ability to create value; planned turnarounds; expected unit production cost for equity volumes; expected refining margins; expected start-up dates for projects and expected production and capacity of projects; projected impact of laws and regulations (including taxation laws); the impact of the uncertain world economy; expected capital expenditures; our expected ability to obtain short term and long term financing; our ability to manage our risk exposure; the projected levels of risk exposure with respect to financial counterparties; our ability to lower our funding costs; the expected impact of currency and interest rate fluctuations (including USD/NOK exchange rate fluctuations) on our financial position; oil, gas and alternative fuel price levels and volatility; oil, gas and alternative fuel supply and demand; the markets for oil, gas and alternative fuel; projected operating costs; expected useful and economic lives of assets; the completion of acquisitions; and the obtaining of regulatory and contractual approvals, are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above in "Risk update".

These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; currency exchange rates; interest rates; trading activities; the political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; changes in laws and governmental regulations; the lack of necessary transportation infrastructure when a field is in a remote location; the timing of bringing new fields on stream; material differences from reserves estimates; an inability to find and develop reserves; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; security breaches; the actions of competitors; our ability to successfully exploit growth opportunities; the actions of field partners; industrial actions by workers; failing to attract and retain senior management and skilled personnel; failing to meet our ethical and social standards; natural disasters and adverse weather conditions and other changes to business conditions; and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's 2009 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this review, either to make them conform to actual results or changes in our expectations.

Financial statements

1st quarter 2010

CONSOLIDATED STATEMENT OF INCOME
	For the three months		For the year ended
	ended 31 March		31 December
	2010	2009	2009
(in NOK million)	(unaudited)	(unaudited)

REVENUES AND OTHER INCOME
Revenues	128,663	112,631	462,292
Net income from associated companies	599	20	1,778
Other income	453	104	1,363

Total revenues and other income	129,715	112,755	465,433

OPERATING EXPENSES
Purchases [net of inventory variation]	(57,423)	(44,112)	(205,870)
Operating expenses	(15,742)	(13,949)	(56,860)
Selling, general and administrative expenses	(2,607)	(2,737)	(10,321)
Depreciation, amortisation and net impairment losses	(11,138)	(11,171)	(54,056)
Exploration expenses	(3,222)	(5,260)	(16,686)

Total operating expenses	(90,132)	(77,229)	(343,793)

Net operating income	39,583	35,526	121,640

FINANCIAL ITEMS
Net foreign exchange gains (losses)	(2,533)	(1,500)	1,993
Interest income and other financial items	888	458	3,708
Interest and other finance expenses	(39)	(2,873)	(12,451)

Net financial items	(1,684)	(3,915)	(6,750)

Income before tax	37,899	31,611	114,890

Income tax	(26,762)	(27,642)	(97,175)

Net income	11,137	3,969	17,715

Attributable to:
Equity holders of the company	11,109	3,667	18,313
Non-controlling interest (Minority interest)	28	302	(598)
	11,137	3,969	17,715

Earnings per share for income attributable to equity holders of the company - basic and diluted	3.49	1.15	5.75

Dividend declared and paid per ordinary share	-	-	7.25

Weighted average number of ordinary shares outstanding	3,183,185,317	3,184,829,044	3,183,873,643

See notes to the quarterly Consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
	For the three months ended 31 March		For the year ended 31 December
	2010	2009	2009
(in NOK million)	(unaudited)	(unaudited)

Net income	11,137	3,969	17,715

Foreign currency translation differences	3,700	(5,431)	(13,637)
Actuarial gains (losses) on employee retirement benefit plans	784	(1,150)	3,191
Change in fair value of available for sale financial assets	0	(66)	(66)
Income tax effect on income and expense recognised directly in OCI	(641)	339	(742)

Other comprehensive income	3,843	(6,308)	(11,254)

Total comprehensive income	14,980	(2,339)	6,461

Attributable to:
Equity holders of the parent company	14,952	(2,641)	7,059
Non-controlling interest	28	302	(598)
	14,980	(2,339)	6,461

CONSOLIDATED BALANCE SHEET
	At 31 March	At 31 December	At 31 March
	2010	2009	2009
(in NOK million)	(unaudited)		(unaudited)

ASSETS
Non-current assets
Property, plant and equipment	347,454	340,835	325,835
Intangible assets	59,977	54,253	61,327
Investments in associated companies	10,463	10,056	12,277
Deferred tax assets	1,548	1,960	2,157
Pension assets	5,920	2,694	12
Financial investments	14,359	13,267	15,023
Derivative financial instruments	18,041	17,644	17,481
Financial receivables	5,138	5,747	4,079

Total non-current assets	462,900	446,456	438,191

Current assets
Inventories	20,990	20,196	14,760
Trade and other receivables	61,095	58,895	61,636
Current tax receivable	76	179	4,225
Derivative financial instruments	4,825	5,369	9,111
Financial investments	10,102	7,022	22,576
Cash and cash equivalents	27,596	24,723	27,386

Total current assets	124,684	116,384	139,694

TOTAL ASSETS	587,584	562,840	577,885

CONSOLIDATED BALANCE SHEET
	At 31 March	At 31 December	At 31 March
	2010	2009	2009
(in NOK million)	(unaudited)		(unaudited)

EQUITY AND LIABILITIES
Equity
Share capital	7,972	7,972	7,972
Treasury shares	(14)	(15)	(10)
Additional paid-in capital	41,582	41,732	41,409
Additional paid-in capital related to treasury shares	(756)	(847)	(601)
Retained earnings	157,217	145,909	151,135
Other reserves	7,268	3,568	11,774

Statoil shareholders' equity	213,269	198,319	211,679

Non-controlling interest (Minority interest)	1,902	1,799	2,326

Total equity	215,171	200,118	214,005

Non-current liabilities
Financial liabilities	98,179	95,962	78,295
Derivative financial instruments	3,697	1,657	1,321
Deferred tax liabilities	76,692	76,322	72,509
Pension liabilities	21,211	21,142	21,976
Assets retirement obligations, other provisions and other liabilities	55,034	55,834	49,406

Total non-current liabilities	254,813	250,917	223,507

Current liabilities
Trade and other payables	55,241	59,801	54,400
Current tax payable	54,595	40,994	63,630
Financial liabilities	5,144	8,150	14,923
Derivative financial instruments	2,620	2,860	7,420

Total current liabilities	117,600	111,805	140,373

Total liabilities	372,413	362,722	363,880

TOTAL EQUITY AND LIABILITIES	587,584	562,840	577,885

See notes to the quarterly Consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

						Other reserves
(unaudited, in NOK million)	Share capital	Treasury shares	Additional paid-in capital	Additional paid-in capital related to treasury shares	Retained earnings	Available for sale financial assets	Currency translation adjustments	Statoil shareholders' equity	Non-controlling interest	Total

At 1 January 2010	7,972	(15)	41,732	(847)	145,909	0	3,568	198,319	1,799	200,118
Net income for the period					11,109			11,109	28	11,137
Other comprehensive income					143		3,700	3,843		3,843
Other equity transactions		1	(150)	91	56			(2)	75	73

At 31 March 2010	7,972	(14)	41,582	(756)	157,217	0	7,268	213,269	1,902	215,171

						Other reserves
(unaudited, in NOK million)	Share capital	Treasury shares	Additional paid-in capital	Additional paid-in capital related to treasury shares	Retained earnings	Available for sale financial assets	Currency translation adjustments	Statoil shareholders' equity	Non-controlling interest	Total

At 1 January 2009	7,972	(9)	41,450	(586)	147,998	49	17,205	214,079	1,976	216,055
Net income for the period					3,667			3,667	302	3,969
Other comprehensive income					(828)	(49)	(5,431)	(6,308)		(6,308)
Other equity transactions		(1)	(41)	(15)	298			241	48	289

At 31 March 2009	7,972	(10)	41,409	(601)	151,135	0	11,774	211,679	2,326	214,005

CONSOLIDATED STATEMENT OF CASH FLOWS

	For the three months ended 31 March		For the year ended 31 December
	2010	2009	2009
(in NOK million)	(unaudited)	(unaudited)

OPERATING ACTIVITIES
Income before tax	37,899	31,611	114,890

Adjustments to reconcile net income to net cash flows
provided by operating activities:
Depreciation, amortisation and net impairment losses	11,138	11,171	54,056
Exploration expenditures written off	1,042	2,650	6,998
(Gains) losses on foreign currency transactions and balances	291	5,331	6,512
(Gains) losses on sales of assets and other items	(762)	351	(526)

Changes in working capital (other than cash and cash equivalents):
• (Increase) decrease in inventories	(794)	391	(5,045)
• (Increase) decrease in trade and other receivables	(1,659)	8,295	11,036
• Increase (decrease) in trade and other payables	(4,523)	(6,522)	(1,365)

(Increase) decrease in current financial investments	(3,080)	(12,829)	2,725
(Increase) decrease in net financial derivative instruments	(245)	(9,612)	(10,951)
Taxes paid	(12,763)	(17,898)	(100,473)
(Increase) decrease in non-current items related to operating activities	(2,048)	(4,729)	(4,856)

Cash flows provided by operating activities	24,496	8,210	73,001

INVESTING ACTIVITIES
Additions to property, plant and equipment	(14,816)	(17,070)	(67,152)
Exploration expenditures capitalised	(1,397)	(2,615)	(7,203)
Additions in other intangibles	(3,668)	(111)	(795)
Change in non-current loans granted and other long-term items	12	5	(1,636)
Proceeds from sale of assets	726	121	1,430

Cash flows used in investing activities	(19,143)	(19,670)	(75,356)

FINANCING ACTIVITIES
New non-current borrowings	9	28,585	46,318
Repayment of non-current borrowings	(2,738)	(4,158)	(4,905)
Distribution (to)/from non-controlling interests	75	48	421
Dividend paid	0	0	(23,085)
Treasury shares purchased	(96)	(88)	(343)
Net current borrowings, bank overdrafts and other	(646)	(3,246)	(7,115)

Cash flows provided by (used in) financing activities	(3,396)	21,141	11,291

Net increase (decrease) in cash and cash equivalents	1,957	9,681	8,936

Effect of exchange rate changes on cash and cash equivalents	916	(933)	(2,851)
Cash and cash equivalents at the beginning of the period	24,723	18,638	18,638

Cash and cash equivalents at the end of the period	27,596	27,386	24,723

See notes to the quarterly Consolidated financial statements.

1 ORGANISATION AND BASIS OF PREPARATION

General information and organisation
Statoil ASA, originally Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

Statoil's business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products. Statoil ASA is listed on the Oslo Stock Exchange (Norway) and the New York Stock Exchange (USA).

As of 1 January 2009, all Statoil's oil and gas activities and net assets on the Norwegian Continental Shelf (NCS) are owned by Statoil Petroleum AS, a 100% owned operating subsidiary. Statoil Petroleum AS is the co-obligor of certain existing debt securities of the parent company Statoil ASA that are registered under the US Securities Act of 1933, and has irrevocably assumed and agreed to perform the payment and covenant obligations for the related debt securities. The company also is co-obligor or guarantor of certain other debt obligations of Statoil ASA.

Basis of preparation
These interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board and as adopted by the European Union. The interim financial statements do not include all of the information and footnotes required by International Financial Reporting Standards (IFRS) for a complete set of financial statements. These interim financial statements should be read in conjunction with the annual financial statements. A detailed description of the accounting policies used is included in the Statoil annual financial statements for 2009.

With effect from 1 January 2010 Statoil adopted certain revised and amended accounting standards and improvements to IFRSs as further outlined in the Significant accounting principles note disclosure to Statoil's financial statements for 2009. None of these revised standards or amendments has significantly impacted the interim financial statements for the first quarter of 2010, nor have there been any other significant changes in accounting policies compared to the annual financial statements.

The financial statements provide, in the opinion of management, a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period.

The functional currency of the entities in the Statoil group is determined based on the nature of each company's primary economic environment in which it operates. The functional currency of the parent company Statoil ASA is USD. The presentation currency for the Statoil group is NOK.

The interim financial statements are unaudited.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, considering the current and expected future market conditions. Change in accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Commercial factors affecting the financial statements
Statoil is exposed to a number of underlying economic factors, such as liquids prices, natural gas prices, refining margins, foreign exchange rates, interest rates, as well as financial instruments with fair values derived from changes in these factors, which affect the overall results for each period. In addition the results of Statoil are influenced in each period by the level of production, which in the short term may be influenced by for instance maintenance programmes. In the long term, the results are impacted by the success of exploration and field development activities.

2 SEGMENTS

Statoil manages its operations in four operating segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing. The Exploration and Production Norway and International Exploration and Production segments explore for, develop and produce crude oil and natural gas. The Natural Gas segment transports and markets natural gas and natural gas products. Manufacturing and Marketing is responsible for petroleum refining operations and the marketing and sale of crude oil and refined petroleum products except for natural gas and natural gas products.

The "Other" section consists of the activities of Corporate services, Corporate centre, Group Finance, Technology & New energy and Projects. The "Eliminations" section encompasses elimination of inter-segment sales and related unrealised profits mainly from the sale of crude oil and products. Inter-segment revenues are at estimated market prices.

Operating segments align with internal management reporting to the Group's chief operating decision maker, defined as the Corporate Executive Committee (CEC). The operating segments are determined based on differences in the nature of their operations, products, services and geographical location of the activity. The measure of segment profit is Net operating income. Financial items and tax expense are not allocated to the operating segments. The measurement basis for the net operating income for each operating segment follows the accounting principles used in the financial statements.

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other	Eliminations	Total

Three months ended
31 March 2010
Revenues third party and Other income	294	2,066	23,802	102,753	202	0	129,116
Revenues inter-segment	41,807	11,479	285	358	470	(54,399)	0
Net income from associated companies	18	311	249	42	(21)	0	599

Total revenues and other income	42,119	13,856	24,336	103,153	651	(54,399)	129,715

Net operating income	28,605	4,851	4,794	1,728	(226)	(169)	39,583

Additions to Intangible assets
and Property, plant and equipment*	7,207	12,631	642	531	196	0	21,207

Three months ended
31 March 2009
Revenues third party and Other income	(898)	2,389	34,049	76,861	334	0	112,735
Revenues inter-segment	43,817	5,635	328	787	499	(51,066)	0
Net income from associated companies	12	112	(156)	71	(19)	0	20

Total revenues and other income	42,931	8,136	34,221	77,719	814	(51,066)	112,755

Net operating income	29,996	(2,319)	5,825	3,489	(604)	(861)	35,526

Additions to Intangible assets
and Property, plant and equipment*	9,740	7,783	338	1,156	465	0	19,482

*Excluding movements due to changes in abandonment and removal obligations.

See note 4 Intangible assets and Property, plant and equipment for information on impairments recognised in the quarter.

In the Manufacturing and Marketing segment a provision of NOK 1.3 billion related to a take or pay contract was reversed and consequently reduced Operating expenses in the first quarter of 2009.

3 FINANCIAL ITEMS

Included in Interest and other finance expenses are fair value gains on interest rate swap positions, which are used to manage the interest rate risk on external loans, of NOK 1.0 billion for the three months ending 31 March 2010. The fair value gains are caused by decreased interest rates. Correspondingly fair value losses, of NOK 2.1 billion due to increasing interest rates were included in Interest and other finance expenses for the three months ending 31 March 2009.

4 INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

(in NOK million)	Property, plant and equipment	Intangible assets
Balance at 31 December 2009	340,835	54,253
Additions	13,971	5,065
Transfers	126	(126)
Disposals	(272)	(1)
Expensed exploration expenditures previously capitalised	-	(1,042)
Depreciation, amortisation and net impairment losses	(11,110)	(28)
Effect of foreign currency translation adjustments	3,904	1,856
Balance at 31 March 2010	347,454	59,977

In assessing the need for impairment of the carrying amount of a potentially impaired asset, the asset's carrying amount is compared to its recoverable amount. The recoverable amount is the higher of fair value less costs to sell and estimated value in use. When preparing a value in use calculation the estimated future cash flows are adjusted for risks specific to the asset and discounted using a real post-tax discount rate adjusted for asset specific differences, such as tax rates and horizon of cash flows. The discount rate is 6.5% real after tax in a 28% tax regime and is derived from Statoil's weighted average cost of capital.

Impairment losses and reversal of impairment losses are presented as Exploration expenses and Depreciation, amortisation and net impairment losses on the basis of their nature as exploration assets (intangible assets) and development and producing assets (property, plant and equipment and intangible assets), respectively. The table below shows the net impairment losses recognised in the reporting period.

	For the three months ended 31 March
(in NOK million)	2010	2009

Depreciation, amortisation and net impairment losses	0	331
Exploration expenses	273	2,140

Impairment losses	273	2,471
Reversal of impairment losses	0	0

Net impairment losses	273	2,471

The net impairment losses in the first quarter of 2009 relate mainly to exploration and production assets in the Gulf of Mexico, which were recognised by the International Exploration and Production segment.

5 PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

During the normal course of its business Statoil is involved in legal proceedings, and several unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. Statoil has provided in its financial statements for probable liabilities related to litigation and claims based on the Company's best judgement. Statoil does not expect that the financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

5 May 2010

/s/ Eldar Sætre
Eldar Sætre
Chief Financial Officer